UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Commission File Number: 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD

 (Translation of registrant’s name into English)
SINGAPORE

(Jurisdiction of incorporation or organization)
60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-4.1 Fifth Supplemental Indenture, dated as of April 4, 2006, by and between the Company and The Bank of New York.
EX-5.1 Opinion of Allen & Gledhill regarding the validity of the senior notes.
EX-5.2 Opinion of Latham & Watkins LLP regarding the validity of the senior notes.
EX-25 Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York.

On April 4, 2006, Chartered Semiconductor Manufacturing Ltd (the “Company”) closed its previously announced offering of US$300,000,000 6.25% Senior Notes due 2013.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
Exhibits

4.1	Fifth Supplemental Indenture, dated as of April 4, 2006, by and between the Company and The Bank of New York.

5.1	Opinion of Allen & Gledhill regarding the validity of the senior notes.

5.2	Opinion of Latham & Watkins LLP regarding the validity of the senior notes.

23.2	Consent of Allen & Gledhill (included in Exhibit 5.1).

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.2).

25	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: April 5, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By: /s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

4.1	Fifth Supplemental Indenture, dated as of April 4, 2006, by and between the Company and The Bank of New York.

5.1	Opinion of Allen & Gledhill regarding the validity of the senior notes.

5.2	Opinion of Latham & Watkins LLP regarding the validity of the senior notes.

23.2	Consent of Allen & Gledhill (included in Exhibit 5.1).

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.2).

25	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York.